EXHIBIT 99.6

Amryt Announces Oleogel-S10 EMA Regulatory Update

Ad-Hoc Expert Group to provide independent EB specific expertise and advice

DUBLIN, Ireland, and Boston MA, January 28, 2022 Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today announces that the European Medicines Agency (“EMA”) plans to seek external independent Epidermolysis Bullosa (“EB”) specific expertise and advice on the assessment of Oleogel-S10 for the treatment of the cutaneous manifestations of Junctional and Dystrophic EB, a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.

The European Medicines Agency (“EMA”) review process for Oleogel-S10 in EB is ongoing and Amryt has responded to outstanding questions.  Given the rarity of the disease without any approved therapies, the EMA has proposed that an Ad-Hoc Expert Group, comprised of both EB clinical experts and patients with EB, be consulted to provide external and independent EB specific advice.   The Committee for Medicinal Products for Human Use (“CHMP”) opinion is now anticipated in March 2022.

Dr Joe Wiley, CEO of Amryt Pharma, commented: “We welcome the input from independent EB physicians and importantly the voice of EB patients, via the Ad-Hoc Expert Group to assist the EMA progress its regulatory assessment of Oleogel-S10.  If approved, we are confident in the potential for Oleogel-S10 to be an effective therapy for patients suffering from this terrible condition and are ready to launch what will be the first to market novel therapy in EB.”

About Epidermolysis Bullosa
Epidermolysis Bullosa (EB) is a rare and devastating group of hereditary disorders of the skin, mucous membranes, and internal epithelial linings characterized by extreme skin fragility and blister development. Patients with severe forms of EB suffer from severe, chronic blistering, ulceration and scarring of the skin, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death.  The global market opportunity for EB is estimated by the Company to be in excess of $1.0 billion.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Mycapssa® (oral octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analogapproved by the FDA.  Mycapssa® has also been submitted to the EMA and is not yet approved in Europe.  For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®).  For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10.  The product does not currently have regulatory approval to treat EB and is under review by the FDA and EMA.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform.  For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com